EXHIBIT NUMBER
                                                         12.2

                                    ALFRED STATE
                             SUNY College of Technology
            Associate in Applied Science   Department of Mechanical
            Engineering Technology
            Bachelor of Science   Alfred, New York 14802
                                 Office (607) 587-4617
                                  FAX: (607) 587-4615
            October 24, 1997

            Ms. Judy Greenwald
            White House Climate Change Task Force
            734 Jackson Place Northwest
            Washington, D.C. 20503
            Dear Ms. Greenwald:
            Mr. James Gleasman, of TORVEC, Inc., has asked me if I could update you regarding the first phase of testing of the TORVEC IVT (Infinitely Variable Transmission). In this connection, it is our great pleasure to report our observations and the results thus far.
            The tests were conducted at our Internal Combustion Engineering (ICE) laboratory using a 3-liter, 145 HP, 168 ft. lb. torque, V-6 gasoline engine as a power source. A 250 HP Eddy Current Dynamometer was used to provide torque resistance along with a Lebow Torque Sensor and Daytronic Data Acquisition System 10 to measure and record the data. In general, we were very impressed with tile function and operation of this IVT. Duriil(, the tests, we observed tile transmission consistently changed its torque output and speed ratios very smoothly and quickly. Numerous demonstrations showed that the engine RPM ran at what would be defined as "steady-state." The transmission was much lighter than the production A4LD transmission by almost 40 lbs., in addition to being smaller (17 /" in comparison to the A4LD, which measures 35" in length). These tests were designed to provide data on the operation, function, torque flow, practicality and the performance of IVT.
            We are very pleased to learn that TORVEC Inc. intends to proceed with the next phase of testing also in our laboratory. According to TORVEC, the second phase of testing will be to produce two new transmissions that are design-specific. The first one will be for a 200 HP, gasoline automobile transaxle (FWD) and the second will be


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            for a 6.5 liter, V-8 diesel from a HMMWV (Hummer). Both will be tested for performance, fuel economy and emissions. We are presently working with TORVEC, Inc. to outline this phase of the program and its cost.
            I assure you, all of us at SIJNY, College of Technology at Alfred including our President William D. Rezak , faculty and students are extremely excited about being involved with this project because of the promising results from the first phase of testing. We believe that this transmission has the potential for a major positive impact on vehicle fuel economy and emission levels. This is achieved because of its ability to run a power source at a "steady-state" with a variable load demand.
            Further, if we can be of any assistance, please feel free to contact us.
            Thank you very much.
            Yours Sincerely,

            s/Yogendra B. Jonchhe, Professor
            Department of Mechanical Engineering Technology

            CC:   Mr. James Gleasman, TORVEC Inc.
               Dr. William D. Rezak, President, SUNY College of
            Technology at Alfred
               Mr. Craig R. Clark, Acting Dean, School of Engineering
            Technology
               Mr. Robert E. Rees, Chair, Mechanical Engineering
            Technology Dept.












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